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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number   1-5742
                                                                          ------

                           NOTIFICATION OF LATE FILING


(Check One):    [ ] Form 10-K       [ ] Form 11-K        [ ] Form 20-F       [X] Form 10-Q       [ ] Form N-SAR

         For Period Ending:     May 27, 2000
                           -----------------


     > Transition Report on Form 10-K                     > Transition Report on Form 10-Q
     > Transition Report on Form 20-F                     > Transition Report on Form N-SAR
     > Transition Report on Form 11-K

         For the Transition Period Ending:______________________________________

                 Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Rite Aid Corporation
                        --------------------------------------------------------

Former name if applicable:          Not applicable
                          ------------------------------------------------------

Address of principal executive office (street and number):    30 Hunter Lane
                                                          ----------------------

City, state and zip code:           Camp Hill, Pennsylvania 17011
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Since December 1999, Rite Aid, with assistance of Arthur Andersen LLP, has engaged in a process of reviewing and reconciling its books and records, preparing financial statements for fiscal 2000 and restating financial statements for fiscal years 1999 and 1998, which financial statements were audited by Deloitte & Touche LLP. Together with an investigation conducted by Rite Aid's audit committee of the company's reporting and accounting practices, the cost of this seven month process is estimated to be $50 million. While Rite Aid was able to file the annual report on Form 10-K for fiscal year 2000 and the quarterly report on Form 10-Q for the fiscal quarter ended November 27, 1999, it was not possible to also prepare and file on July 11, 2000 the quarterly report on Form 10-Q for the fiscal quarter ended May 27, 2000 because of the time and effort required to prepare and file the fiscal 2000 Form 10-K and the third quarter Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Elliot Gerson                               (717) 761-2633
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                (Name)                            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 been filed during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)? If the answer is no, identify report(s).
                                                              [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                              Rite Aid Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 12, 2000                   By:  /s/ Elliot Gerson
       ---------------------------          ------------------------------------
                                            Elliot Gerson
                                            Senior Executive Vice President


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.